FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2004

CHINESEWORLDNET COM INC

(Translation of registrant's name into English)

#510-1199 West Pender Street, Vancouver, B.C., Canada V6E 2R1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CHINESEWORLDNET.COM INC.

& SUBSIDIARIES

Consolidated Financial Statements

(Expressed in U.S. Dollars)

December 31, 2003 and 2002

Index

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Stockholders’ Equity

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MOORE STEPHENS

ELLIS FOSTER LTD.

                 CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 737-8117 Facsimile: (604) 714-5916\

Website: www.ellisfoster.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

CHINESEWORLDNET.COM INC. AND SUBSIDIARIES

We have audited the consolidated balance sheets of ChineseWorldNet.com Inc. and subsidiaries (“the Company”) as at December 31, 2003 and 2002, the related consolidated statements of stockholders’ equity, operations and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

Vancouver, Canada                                                                         “MOORE STEPHENS ELLIS FOSTER LTD.”

February 11, 2004                                                                                            Chartered Accountants

MSEFA partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited - members in principal cities throughout the world

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2003 and 2002
(Expressed in U.S. Dollars)

	2003	2002

ASSETS

Current assets
Cash and cash equivalents	$265,349	$286,939
Available for sales securities	3,835	1,912
Accounts receivable (less allowance for doubtful
accounts of $28,140 and $33,240, respectively)	32,929	35,236
Prepaid expenses and deposits	4,563	8,156

Total current assets	306,676	332,243

Investment in Technology City Holdings Limited	1	1

Equipment	23,272	24,620

Total assets	$329,949	$356,864

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$31,290	$37,491
Due to related parties, non-interest bearing	180,123	52,110
Deferred revenue	28,430	22,777

Total current liabilities	239,843	112,378

Commitments (Note 9)

STOCKHOLDERS' EQUITY

Share capital
Authorized:
100,000,000,000 common shares with a par value
of $0.001 per share
Issued and outstanding:
8,000,000 common shares	8,000	8,000

Additional paid-in capital	1,126,865	1,125,826

Accumulated other comprehensive income	14,251	6,357

(Deficit)	(1,059,010)	(895,697)

Total stockholders' equity	90,106	244,486

Total liabilities and stockholders' equity	$329,949	$356,864

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Stockholders' Equity							Page 1 of 2
(Expressed in U.S. Dollars)

						Accumulated other compre- hensive income (loss)
				Compre- hensive income (loss)	Retained earnings (deficit)		Total Stock- holders' equity
			Additional paid-in capital
	Common stock

	Shares	Amount

Balance, December 31, 2000	6,000,000	$6,000	$1,095,961	$-	$(336,867)	$651	$765,745

Issued 2,000,000 common shares
(previously allotted) on February 5, 2001	2,000,000	2,000	(2,000)	-	-	-	-

Forgiveness of consulting fees owed to
a company related to a director and
significant shareholder	-	-	30,000	-	-	-	30,000

Imputed interest on amounts due to
related parties			986	-	-	-	986

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(191,140)	(191,140)	-	(191,140)
- foreign currency translation adjustment	-	-	-	5,773	-	5,773	5,773
- change in net unrealized loss on available
for sale securities	-	-	-	(569)	-	(569)	(569)

Comprehensive income (loss)				$(185,936)

Balance, December 31, 2001	8,000,000	8,000	1,124,947		(528,007)	5,855	610,795

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Stockholders' Equity							Page 2 of 2
(Expressed in U.S. Dollars)

						Accumulated other compre- hensive income (loss)
				Compre- hensive income (loss)			Total Stock- holders' equity
			Additional paid-in capital		Retained earnings (deficit)
	Common stock

	Shares	Amount

Balance, December 31, 2001	8,000,000	$8,000	$1,124,947	$-	$(528,007)	$5,855	$610,795

Imputed interest on amounts due to
related parties	-	-	879	-	-	-	879

Components of comprehensive income (loss):
- net (loss) for the year	-	-	-	(367,690)	(367,690)	-	(367,690)
- foreign currency translation adjustment	-	-	-	532	-	532	532
- change in net unrealized loss on available
for sale securities	-	-	-	(30)	-	(30)	(30)

Comprehensive income (loss)				$(367,188)

Balance, December 31, 2002	8,000,000	8,000	1,125,826		(895,697)	6,357	244,486

Imputed interest on amounts due to
related parties	-	-	1,039	-	-	-	1,039

Components of comprehensive income (loss):
- net (loss) for the year	-	-		(163,313)	(163,313)	-	(163,313)
- foreign currency translation adjustment	-	-		8,216	-	8,216	8,216
- change in net unrealized loss on available
for sale securities	-	-		(322)	-	(322)	(322)

Comprehensive income (loss)				$(155,419)

Balance, December 31, 2003	8,000,000	$8,000	$1,126,865		$(1,059,010)	$14,251	$90,106

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Operations
(Expressed in U.S. Dollars)

	2003	2002	2001

Revenue	$247,293	$234,716	$338,237

Expenses
Advertising and promotion	41,050	16,596	42,807
Audit and legal	12,112	17,995	40,012
Consulting fees	24,000	18,000	12,000
Depreciation	7,640	8,758	9,385
Interest (non-cash imputed interest
- related parties)	1,039	879	986
Office and miscellaneous	30,321	23,447	31,964
Printing	12,682	63,127	14,924
Provision for bad and doubtful debts	4,467	16,988	28,380
Rent and operating	28,696	34,603	51,360
Salaries and benefits	225,880	283,521	288,499
Telephone	6,143	6,790	17,150
Travel and entertainment	18,640	15,059	13,912

Total expenses	412,670	505,763	551,379

Other income (loss)
Interest and sundry income	1,691	6,124	30,704
Foreign exchange loss and other losses	(227)	(2,768)	(8,702)
Gain on sale of available for sale securities	600	-	-
Write down of investment	-	(99,999)	-

Other income (loss), net	2,064	(96,643)	22,002

Net (loss) for the year	$(163,313)	$(367,690)	$(191,140)

(Loss) per share - basic and diluted	$(0.02)	$(0.05)	$(0.02)

Weighted average number of
common shares outstanding
- basic and diluted	8,000,000	8,000,000	7,808,219

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	2003	2002	2001

Cash flows from (used in) operating activities
Net (loss) for the year	$(163,313)	$(367,690)	$(161,140)
Adjustment to reconcile net (loss) to
net cash used in operating activities:
- depreciation	7,640	8,758	9,385
- interest (imputed) - related parties	1,039	879	986
- foreign exchange (gain) loss and other losses	(1,613)	458	8,011
- gain on sale of available for sale securities	(536)	-	-
- write down of investment	-	99,999	-
Changes in assets and liabilities
- accounts receivable	6,519	16,854	(43,599)
- prepaid expenses and deposits	4,488	(1,964)	(2,072)
- accounts payable and accrued liabilities	(10,606)	(10,283)	9,091
- income taxes	-	897	(909)
- deferred revenue	672	7,789	(2,563)

Net cash used in operating activities	(155,710)	(244,303)	(182,810)

Cash flows from financing activities
Advances from related parties	124,000	15,104	(1,921)

Cash flows from (used in) investing activities
Purchase of equipment	(1,467)	(3,098)	(13,532)
Proceeds on disposal of equipment	-	39	-
Proceeds on disposal of available for sale securities	1,509	-	(760)

Net cash provided by (used in) financing activities	42	(3,059)	(14,292)

Foreign exchange gain (loss) on
cash held in foreign currency	10,078	(137)	(2,284)

Decrease in cash and cash equivalents	(21,590)	(232,395)	(201,307)

Cash and cash equivalents, beginning of year	286,939	519,334	720,641

Cash and cash equivalents, end of year	$265,349	$286,939	$519,334

The accompanying notes are an integral part of these financial statements.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

1. Nature of Operations

The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. (“NAI”), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com (HK) Limited incorporated under the laws of Hong Kong.

The Company’s business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, web page hosting and maintenance, on line promotion for customers, translation services, investment seminar, financial newspaper, investment handbook and website contest event. These services are considered as one segment based upon the Company’s organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations.

2. Significant Accounting Policies

(a)

Basis of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries. Significant inter-company accounts and transactions have been eliminated.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Equipment
Equipment is stated at cost, net of accumulated amortization. Depreciation on equipment is provided on a declining-balance basis over its expected useful lives at the following annual rates:

Furniture and fixtures	20%
Computer equipment	30%
Computer software	100%

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

2. Significant Accounting Policies    (continued)

(d)	Cash Equivalents Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.
(e)

Foreign Currency Transactions

The parent company and NAI maintain their accounting records in their functional currencies of U.S. dollars and Canadian dollars, respectively. They translate foreign currency transactions into their functional currency in the following manner.

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are re-evaluated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(f)

Foreign Currency Translations

Assets and liabilities of the foreign subsidiary (whose functional currency is Canadian dollars) is translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders’ equity, as a component of other comprehensive income.

(g)

Advertising Expenses

The Company expensed advertising costs as incurred. Advertising expense for the year ended December 31, 2003, 2002 and 2001 were approximately $41,050, $16,596 and $42,807, respectively.

(h)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

2. Significant Accounting Policies    (continued)

(i)	Comprehensive Income

The Company has adopted the Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. The Company’s comprehensive income (loss) consists of net earnings (loss), foreign currency translation adjustments and unrealized gain (loss) on available-for-sale securities.

(j)	Financial Instruments and Concentration of Risks

Fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximates the fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, or currency risks arising from these financial statements.

The Company has cash and cash equivalents with various financial institutions, which exceed insured limits throughout the year. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution. At December 31, 2003, the Company had cash on deposit of $128,164 (2002 - $231,802) in excess of insured limits. However, the Company does not anticipate non-performance.

Concentration of credit risk with respect to trade receivables are limited due to the Company’s’ large number of diverse customers. The Company does not require collateral or other security to support financial instruments subject to credit risk.

(k)	Available for Sale Securities

Marketable securities are classified as available for sale securities and are recorded at market value. Unrealized holding gains and losses on available for sale securities are excluded from income and charged to Accumulated other comprehensive income as a separate component of stockholders’ equity until realized.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

2. Significant Accounting Policies    (continued)

(l)	Revenue Recognition

The Company follows guidance on revenue recognition as described in United States Securities and Exchange Commission (“SEC”) Staff Topic 13, which includes interpretive guidance issued in Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements, issued by the staff of the SEC in December 1999 and SAB No. 104, Revenue Recognition, issued by the staff of the SEC in December 2003, and the guidance set forth in the consensus reach by the Emerging Issues Task Force (“EITF”) on Issue 00-21

Revenue Arrangements with Multiple Deliverables, which affect revenue arrangements entered into in fiscal period beginning after June 15, 2003. The adoption of EITF 00-21 does not have a material impact on the Company’s financial position or results of operations.

Revenue includes fees from banner advertisement, web page hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company’s Chinese financial newspaper, sponsorship fees from investment seminars and forums. All these revenues are generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. Fees received in advances and required continuing performance obligation are recognized as revenue systematically over the period of services provided to customers.

(m)

Long-Lived Assets Impairment

Long-term assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value has become impaired, in accordance with the guidance established in Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets . An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

The Company has an investment in a private company in which it has less than 20% of the voting rights and in which it does not exercise significant influence. The Company monitors this investment for impairment, and makes appropriate reductions in carrying value when necessary. As described in note 4, this investment was written down to a nominal value of $1 in 2002.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

2. Significant Accounting Policies    (continued)

(n)

Stock-based Compensation

The Company has adopted the fair value method of accounting for stock-based compensation as recommended by the Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-based Compensation.

The Company did not grant any stock options during the fiscal years 2003, 2002 and 2001. The adoption of SFAS 123 does not have an impact on the Company’s financial statements.

(o)

Accounting for Derivative Instruments and Hedging Activities

The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The adoption of SFAS 133 does not have an impact on the Company’s financial statements.

(p)

Intangible Assets

The Company adopted the Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets”, which requires that goodwill and intangible assets with indefinite life are not amortized but rather tested at least annually for impairment. Intangible assets with a definite life are required to be amortized over its useful life or its estimated useful life.

The Company does not have any goodwill or intangible assets with indefinite or definite life since inception.

(q)	Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share. Diluted loss per share is equal to basic loss per share because there is no potential dilutive securities.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

2. Significant Accounting Policies    (continued)

(r)	Accounts Receivable

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a consistent basis to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectable if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectable amount is written off against the allowance.

(s)	Deferred Revenue
The Company defers revenue over the service period per contract agreement and in case of subscriptions, over the subscription period.
(t)	New Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - An Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 does not have an impact on the Company’s financial statements.

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”),

Consolidation of Variable Interest Entities. FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46R in 2004 will not have a material impact on the Company’s financial position or results of operations

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

2. Significant Accounting Policies    (continued)

(t)	New Accounting Pronouncements (continued)

In April 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The changes in this Statement require that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 does not have a material impact on the Company’s financial position or results of operations.

In May 2003, the Financial Accounting Standards Board (FASB) approved SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. It requires financial instruments that fall within its scope to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, for pre-existing financial instruments, as of July 1, 2003. The Company does not have any financial instruments that fall under the guidance of SFAS No. 150 and, therefore, the adoption does not have any effect on its financial statements.

(u)	Reclassifications Certain other reclassifications have been made to prior year’s consolidated financial statements to confirm the current year’s presentation.

3. Available for Sale Securities

Available for sale securities consists of marketable securities and are summarized as follows:

Gross Gross				Accumulated
		unrealized	unrealized	unrealized	Market
	Cost	gains	losses	losses	value

December 31, 2001	$739	$-	$(569)	$(569)	$170
Change during the year	1,722	117	(147)	(30)	1,742

December 31, 2002	$2,511	$117	$(716)	$(599)	$1,912
Change during the year	2,245	581	(903)	(322)	1,923

December 31, 2003	$4,756	$698	$(1,619)	$(921)	$3,835

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

4. Investment in Technology City Holdings Limited

The Company subscribed 100,000 shares with a par value of $1 each for $100,000 in a private company which was incorporated in the British Virgin Islands operating a business in providing financial information on listed securities in Hong Kong through internet and other peripheral media such as paging and television. The 100,000 shares subscribed by the Company represent 4.167% of the total issued share capital of the private company. The Company periodically reviews its investment for fair value to determine if the decline in value from cost is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value.

As at December 31, 2002, the recovery of the investment in relations to the future projected cash flows from the investment in Technology City Holdings Limited is doubtful and there is no market available to liquidate the above noted subscribed shares. Therefore, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the investment was written down to a nominal value of $1.

5. Equipment

		2003		2002

		Accumulated	Net book	Net book
	Cost	amortization	value	value

Furniture and fixtures	$15,590	$7,310	$8,280	$7,354
Computer equipment	47,692	32,700	14,992	17,266

Total	$63,282	$40,010	$23,272	$24,620

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

6. Income Taxes

(a)	The parent company is not subject to income taxes. NAI has an estimated tax loss carryforward of $593,000, which will begin to expire commencing 2007 to 2010.
(b)	Reconciliation of the applicable income tax rate (38%) applied to pre-tax accounting (loss) compared to the expense (benefit) for income tax in the consolidated statement of operations:
		2003	2002	2001

	Income tax (benefit) at the
	applicable rate	$(49,000)	$(105,000)	$(72,500)
	Adjustment resulting from:
	- non-taxable income	-	-	(2,900)
	- non-deductible loss	-	-	500
	- unused tax loss carryforward	49,000	105,000	74,900

		$-	$-	$-

(c)	The tax effect of temporary difference that give rise to the Company’s deferred
	tax assets are as follows:

		2003	2002	2001

	Estimated tax loss carryforward $ $ 211,000		192,600	$83,000
	Less: Valuation allowance	(211,000)	(192,600)	(83,000)

		$-	$-	$-

7. Non-Cash Activities

(a)	During the fiscal year 2003, available-for-sales securities were received to settle debt from a customer of $3,734.
(b)	During the fiscal year 2002, available-for-sales securities were received to settle debt from a customer of $1,764.

8. Related Party Transactions

(a)	In 2003, The Company accrued $24,000 (2002 – $18,000) in consulting fees to a company related to a director of the Company.
(b)	In 2003, The Company recorded imputed interest of $1,039 (2002 – $879) at an interest rate of 4% per annum on the advances from a stockholder and a director.

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

9. Commitments

The Company has entered into operating leases for automobile and office space. Minimum future rental payments under these leases are as follows:

2004	$50,553
2005	49,150
2006	26,215

$37,198

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINESEWORLDNET.COM

(Registrant)

By:/s/ Joe Tai

(Signature)

Joe Tai, President

Date: March 29, 2004